

November 3, 2014

<u>Via E-mail</u>
Michael W. Harrington
Senior Executive Vice President, Chief Financial Officer and Treasurer
Susquehanna Bancshares, Inc.
26 North Cedar Street
Lititz, PA 17543

      Re: **Susquehanna Bancshares, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed March 3, 2014
                File No. 001-33872

Dear Mr. Harrington:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Michael Volley

                                     Michael Volley
                                     Staff Accountant